Filed Pursuant to Rule 433
Registration Statement No. 333-159339
Pricing Term Sheet
Compass Diversified Holdings
5,100,000 Shares
This term sheet to the preliminary prospectus supplement dated June 3, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Compass Diversified Holdings

Symbol / Exchange:	CODI / Nasdaq Global Select Market

Shares offered before overallotment option:	5,100,000 shares

Maximum number of shares to be sold in overallotment:	765,000 shares

Price to public:	$8.85 per share

Underwriting discount:	5.5%

Net proceeds to issuer:	$42,102,575 (after deducting underwriting discounts and estimated net offering expenses) assuming no exercise of the overallotment option

Last reported sale price (June 3, 2009):	$9.72

Pricing Date	June 4, 2009

Closing Date:	June 9, 2009

CUSIP:	20451Q104

Underwriters:	Morgan Stanley & Co. Incorporated Janney Montgomery Scott LLC Morgan Keegan & Company, Inc. RBC Capital Markets Corporation Stifel, Nicolaus & Company Incorporated
We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.